STANDARD GOLD, Inc.
900 IDS Center, 80 South 8th Street, Minneapolis, MN  55402-8773

February 12, 2010

John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Corporate Finance, Stop 3561
Washington, DC 20549-3561

Re:	Princeton Acquisitions, Inc.
Form 10-K
Filed September 17, 2009
File No. 000-14319

Dear Mr. Reynolds:

This letter constitutes Standard Gold, Inc.’s (f/k/a Princeton Acquisitions, Inc., herein referred to as the “Company”) response to the comment letter from the Securities and Exchange Commission dated February 2, 2010, (the “Comment Letter”) with respect to the Company’s filings with the Commission listed above.  The following responses are numbered to correspond to the Comment Letter.

Form 10-K filed September 17, 2009

1.	In future filings, please include the signature of your controller or principal accounting officer, as required by Form 10-K. See Instruction D(2)(b) to Form 10-K.

Response:  The Company will insure that future filings will include the signature of the principal accounting officer as required by Form 10-K.

Securities and Exchange Commission
February 12, 2010

Form 8-K filed October 5, 2009

2.
We note that you have not filed some of your exhibits in their entirety. For instance, we note that Exhibits 4.3 to your Form 8-K makes reference to numerous schedules which do not appear to have been filed. Similarly, Exhibits 4.2, 4.6, 4.7, 10.1, 10.2, and 10.3 have not been filed in their entirety. Please confirm that you will file these exhibits in their entirety, including all schedules, attachments, appendices, etc., in your next periodic report or advise.

Response:  The Company acknowledges that it will be filing all referenced exhibits in their entirety in its Form 10-K for the year ended December 31, 2009.

Closing Comments

In your Closing Comments, you request a written statement from the Company acknowledging that:  “[1] the company is responsible for the adequacy and accuracy of the disclosure in the filing; [2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and [3] the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

Response: The undersigned, on behalf of the Company hereby acknowledges and represents the following:

1.           The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

2.           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (612) 349-5277, with any questions concerning the responses included in this Comment Letter.

Sincerely,

/s/ Mark D. Dacko

Mark D. Dacko
Chief Financial Officer
Standard Gold, Inc.
Tel: 612.349.5277
Fax: 612.395.5276